Reply to the Attention of	Herbert (Herb) I. Ono
Direct Line	604.691.7493
Direct Fax	604.893.2398
Email Address	herbert.ono@mcmillan.ca
Our File No.	62250-0007
Date	July 5, 2012

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549-4628

Attention:      Mr. James Lopez, Legal Branch Chief

Dear Sirs/Mesdames:

Re:	Silvermex Resources Inc.
Registration Statement on Form 40-FR12G
Filed April 2, 2012
Response dated June 25, 2012
File No. 000-50116

     On behalf of Silvermex Resources Inc. (the “Company”), we are pleased to confirm filing today with the Securities and Exchange Commission (the “Commission”), via the EDGAR system, of Amendment No. 1 (the “Form 40-F/A”) to the Company’s registration statement on Form 40-F (as filed with the Commission on April 2, 2012). The following Canadian continuous disclosure documents are among the exhibits included in the Form 40-F/A:

Exhibit Number Exhibit Description (Date of Filing on SEDAR Indicated in Parentheses)

99.1	Amended Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2011 (July 3, 2012) (the “Amended MD&A”)

99.4	Amended Annual Information Form of the Registrant for the year ended December 31, 2011 (July 3, 2012) (the “Amended AIF”)

99.5

Restated audited annual financial statements of the Registrant and the notes thereto for the fiscal years ended December 31, 2011 and 2010, together with the independent auditor’s report thereon (July 4, 2012) (the “Restated Audited Financial Statements”)

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July 5, 2012 Page 2

     We confirm that the Form 40-F/A, and the relevant exhibits thereto, reflect all changes requested in Staff’s comment letters to the Company dated April 27, 2012 and June 7, 2012. In particular, we confirm that the Form 40-F/A, the Amended MD&A, the Amended AIF, and the notes to the Restated Audited Financial Statements include all of the changes that were highlighted in the drafts of those documents that were furnished to the Commission under cover of our letter dated June 25, 2012.

     We also confirm that the Form 40-F/A has been updated to reflect the fact that the business combination transaction (the “Arrangement”) between the Company and First Majestic Silver Corp. (“First Majestic”) (NYSE: AG; TSX: FR; Commission File No. 001-34984) was completed on July 3, 2012. In addition, the Amended MD&A and the Amended AIF were updated as required under applicable Canadian disclosure standards.

     As a result of the completion of the Arrangement, the Company is now a wholly-owned subsidiary of First Majestic, and we are no longer counsel for the Company in respect of the above-captioned matter. Accordingly, please revise your records to reflect that First Majestic’s U.S. securities counsel, Clark Wilson LLP, 800-885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1, Attention, Stewart Muglich, Esq. (telephone: 604-891-7701; facsimile: 604.687.6314; e-mail: slm@cwilson.com), has assumed carriage of this matter.

     On behalf of Silvermex, we thank the Commission for its prompt attention to this matter.

Yours very truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono